September 23, 2020

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, a combined prospectus/information statement under the Securities Act of 1933, as amended, on Form N-14. The combined prospectus/information statement is filed in connection with the planned reorganization of the Toews Tactical Growth Allocation Fund, a series of the Trust, into the Toews Tactical Monument Fund, a series of the Trust.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew J. Davalla